FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of November 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:



CEZ Power Company Would Not Like to Sell its Share in Severoceska energetika

Through legal counsel, the CEZ power company has filed a motion with the Antimonopoly Office (UOHS) requesting a change of the UOHS' previous decision imposing several duties on CEZ, one of them requiring it to sell a majority share in one of the Czech distribution companies within the CEZ Group. CEZ has decided that Severoceska energetika (SCE), where CEZ owns 56.93%, would be a potential candidate for such sale.

In the event of the sale of a majority in one of the five distributors (REAS), CEZ proposes that the said decision be amended, claiming that in connection with the accession of the CR (and other Central and Eastern European countries) to the EU (and with a view to the fact that all other conditions have been discharged), the market has seen substantial change as compared to the time of issuance of the decision.

This namely concerns energy legislation and also actual changes in the energy market, which occurred as a result of the preparation for and the accession to the EU. CEZ' share in the EU market is now less than two percent, ranking ninth in Europe after French EdF, German E.on or RWE, Italian ENEL, etc. If CEZ sells its majority share in SCE, it will most likely be acquired by a competitor with a higher market share than CEZ, which would certainly not be beneficial for the market.

CEZ applied for a change to Decision Ref. 77/2002, dated March 18, 2003, of the UOHS Chairman, by virtue of Part I, Section 3(5) of Act No. 340/2004 Coll. In approving a merger of CEZ and REAS (regional distribution companies), the UOHS also set conditions to guarantee that effective economic competition would continue. It was decided that CEZ would sell a share in CEPS, all minority shares in REAS, i.e. in JCE, JME and PRE, and also one of the five REAS where CEZ owns a majority. The decision was issued when the Czech energy sector was going through the initial phase of market de-regulation and opening. It was too early to see whether free competition mechanisms would be a sufficient replacement for full regulation of the sector.

CEZ has met all conditions requiring it to sell its share in CEPS and to sell its majority share in JCE, JME and PRE: it has sold the share in CEPS to the Czech Republic, thus securing the independence of the market operator decision, not only from CEZ, but also from any other entity doing business in the energy sector. Shares in JME and JCE were sold to their majority owner, E.on. CEZ managed to sell its share in PRE to J&T, a financial investor.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.

                                                 ---------------------------
                                                        (Registrant)


Date:  November 25, 2004


                                                      /s/ Libuse Latalova
                                                 By:
                                                    ------------------------
                                                       Libuse Latalova
                                                 Head of Finance Administration